MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN  55077

VIA EDGAR	December 7, 2005

Jay Webb

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MedicalCV, Inc.
Form 10-KSB for the year ended April 30, 2005
Filed July 21, 2005
File No. 000-33295

Dear Mr. Webb:

We are responding to your letter dated November 4, 2005.  Our responses follow the comments included in your letter, which are presented in boldface type.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Financial Statements, page 40

Note 9.  Shareholders’ Equity (Deficit), page 56

Preferred Stock, page 57

1.                                      Please refer to prior comment 1 of our letter dated September 1, 2005.  Please respond to the following comments regarding your preferred stock:

•                  Please tell us about your assessment of the whether or not the conversion option of the preferred stock should be bifurcated from the host contract pursuant to paragraphs 11(a) and 12 of SFAS 133.  In this regard, please discuss your consideration of the nature of the host contract as being more akin to equity than debt in your analysis under paragraph 12(a) of SFAS 133.  Please refer to paragraph 61(l) of SFAS 133.  Please also discuss, if applicable, your analysis of whether or not the instrument meets the scope exception of paragraph 11(a) of SFAS 133 by discussing you analysis of the conversion feature under paragraphs 12-32 of EITF 00-19.

The embedded derivative (common stock conversion feature) is clearly and closely related to the host contract (the preferred stock). Specifically the embedded derivative is clearly and closely related to the host contract because the preferred stock host is an equity instrument and the conversion feature provides for the issuance of common stock (another equity instrument) at a fixed price. Our conclusion that the preferred stock is an equity host is consistent with paragraph 61(l) of SFAS 133 because the preferred stock is a cumulative participating perpetual preferred stock.  In particular, we note that the preferred stock does not contain a mandatory redemption provision and is redeemable only in the event of certain events (which are discussed in more detail elsewhere in this response). Because the embedded derivative and host contract are clearly and closely related, paragraph 12(a) of SFAS 133 dictates that the conversion feature should not be bifurcated from the preferred stock host contract and accounted for as a derivative.

Because the embedded derivative is clearly and closely related to the host contract, evaluation of the remaining criteria of paragraph 12(b) and (c) and consideration of paragraph 6 (as it pertains to paragraph 12(c)), or the scope exception of paragraph 11(a) of SFAS 133, is not considered necessary as these provisions of the standard are not applicable.

•                  We note, from page 29, that if you were to issue additional equity securities at a per share price lower than the current conversion price of the preferred stock, then the conversion price of the preferred stock would automatically adjust downward to be equal to the common stock equivalent price of such newly-issued securities and an additional charge would be recorded.  Please tell us and disclose in future filings the terms related to changes in the conversion price of the security.  Tell us how you will account for and measure those charges.

The terms related to changes in the conversion price of the preferred stock are set forth below.  We will include this description in our future filings:

If we, at any time while shares of preferred stock are outstanding, issue any common stock or any common stock equivalents entitling any person to acquire shares of common stock at a price per share less than the conversion price, then the conversion price will automatically adjust to the lowest conversion, exchange or purchase price for such common stock or common stock equivalents.

In addition, the following events could result in a reduction to the conversion price of the preferred stock:  (1) stock dividends and splits, (2) changes in the exercise or conversion price of outstanding warrants, rights, options or convertible securities, and (3) fundamental transactions (as defined), including a merger, consolidation, sale of substantially all assets, tender offer, exchange offer, reclassification of our common stock, or compulsory share exchange.

The following issuances are excepted from application of these anti-dilution provisions:  (1) issuances of securities upon the exercise or conversion of any common stock or common stock equivalent issued prior to the issuance of the preferred stock, (2) grants of common stock equivalents under duly authorized stock option, restricted stock or stock purchase plans, and the issuance of common stock in respect thereof, (3) issuances of securities pursuant to the transaction documents (as defined), (4) the issuance of up to an aggregate of 1,680,000 shares of common stock underlying warrants to our placement agent and finder as compensation in connection with the issuance of the preferred stock, (5) the issuance of an aggregate of 10,000,000 shares of common stock or common stock equivalents in connection with strategic transactions (as defined), of which up to 3,000,000 shares of common stock or common stock equivalents may be issued in connection with strategic transactions not approved by our shareholders, (6) the issuance of up to an aggregate of 1,000,000 shares of common stock or common stock equivalents to our primary landlord in connection with any restructuring of our headquarter’s lease, and (7) the issuance of up to an aggregate of 8,171,000 shares of common stock pursuant to options that may be issued to members of our management.

We also wish to advise the Staff that, as the events that could trigger a reduction in the conversion price are contingent and currently not probable, there has been no reduction to the conversion price of the preferred stock to date.  In the event that one of the events described above becomes probable, the measurement of the effect will be the incremental value of the modification (computed as the difference between the fair value of the preferred stock with the new conversion prices and the fair value of the preferred stock with the old conversion price on the modification date) multiplied by the number of common shares available for conversion.  This will be recorded as an increase to the mezzanine preferred stock and a reduction to earnings available to common stockholders as an effective dividend to preferred shareholders, following the presentation guidance in EITF Topic D-42.

•                  We note, from the disclosure on page 30, that if you fail to file and maintain the registration statements, your preferred shareholders may be able to require you to redeem their preferred stock for cash at 110 percent of the stated value of the preferred stock.  Please tell us how you considered this redemption provision in determining the appropriate accounting for and valuation of the security.

If we do not register, and maintain the effectiveness of the registration of, common shares underlying the preferred stock conversion option, the preferred shareholders have the option to require us to redeem the shares at 110 percent of their stated value.  Maintaining the effectiveness of such a registration statement is outside of our control as defined by ASR 268 and D-98.  As a result of this conclusion (which was also based upon other contingent redemption provisions, such as the preferred shareholders’ right to require redemption upon a change of control, as defined), we determined that the preferred stock should be reported as a mezzanine instrument on our balance sheet.  As noted in our response to your letter dated September 1, 2005, no value was allocated to the preferred stock because the fair value of the warrants issued in connection with the sale of the preferred stock exceeded the proceeds we received.

•                  Please tell us and disclose in future filings your accounting policy with respect to the measurement of the redeemable preferred stock.  In this regard discuss whether or not the security is redeemable currently (for example, at the option of the holder).  If the security is not redeemable currently (for example, because a contingency has not been met), tell us and disclose whether or not you believe it is probable that the security will become redeemable.  If you believe it is not probable, you should tell us and disclose why you believe it is not probable that the security will become redeemable.  Please also tell us and disclose in future filings how you will classify any resulting increases or decreases in the carrying amount of the redeemable security.  Refer to EITF Topic D-98.

The preferred stock is not currently redeemable at the option of the preferred stockholders or at our option.  The preferred stock will become redeemable, at a price per share equal to 110% of the stated value plus any accrued but unpaid dividends, at the option of the preferred stockholders in the following conditions:

•                  If we fail to comply with terms of the securities purchase agreement, the preferred stock, the certificate of designation relating to the preferred stock, the registration rights agreement, the escrow agreement, the warrants or any other documents or agreements executed in connection with the preferred stock transaction (the “transaction documents”), or

•                  If (1) at least 25% of the shares of preferred stock are outstanding, (2) we enter into any agreement with respect to a change in control transaction (as defined), including a fundamental transaction (as defined), (3) we do not obtain the affirmative vote of the holders of at least a majority of the shares of preferred stock then outstanding for the change in control transaction, and (4) the equity conditions (as defined) are not satisfied with respect to all of the shares of common stock then issuable on account of all outstanding shares of preferred stock.

Although it is possible that, in the future, we will sell or merge our company or fail to comply with the terms of the transaction documents, at this time, we do not believe that it is probable that these conditions will occur.  We do not believe redemption is probable because we believe we are in compliance with terms of the transaction documents and we are not presently engaged in any activities that suggest that a sale or merger of our company is probable.

Consistent with EITF Topic D-98, because we do not believe that redemption is probable, we have not accreted the carrying value of the preferred stock to its redemption value.  However, we have disclosed and will continue to disclose the aggregate liquidation value of the preferred stock.  If redemption becomes probable, we will accrete the carrying value of the preferred stock to its redemption value and charge paid-in capital (based upon the absence of retained earnings).  If there are subsequent increases or decreases in the redemption value of the preferred stock, we will also record such increases and decreases as charges to paid-in capital.

We will disclose in our future filings whether or not we believe redemption of our preferred stock is probable, and the reasons therefor.  We will also disclose, in our future filings, our accounting policy for measuring and reporting the value of our preferred stock (including increases or decreases in the redemption value) in the event redemption becomes probable.

•                  We note, from the disclosure on page 30, that in connection with your April  2005 private placement, you entered into a registration rights agreement in which you agreed to register and maintain effective registration for a period up to five years for the common stock issuable upon conversion of the preferred stock and exercise of the warrants.  You may incur liquidated damages of 1.5% per month as a result of your failure to register or maintain effective registration.  In your September 14, 2005 response letter you also refer to a requirement to maintain listing of your shares.  Please tell us and disclose in the notes to your financial statements in future filings all of the significant terms of your registration rights agreement.  Please also tell us and disclose in future filings whether or not there is a maximum penalty associated with these rights.

As disclosed in our Registration Statement on Form SB-2 (File No. 333-124457), in connection with the securities purchase agreement, we entered into a registration rights agreement with the investors whereby we agreed to prepare and file with the SEC registration statements covering the resale of all registrable securities on a continuous basis, and to use our best efforts to keep the registration statement effective until the earlier of the fifth anniversary after its effective date or the date on which all of such securities have been sold or may be sold by the holders pursuant to SEC Rule 144(k).  Such registration statement(s)

will be at the expense of our company.  If a registration statement is not filed on or before its filing date, or a registration statement is not declared effective on or before a required effectiveness date, or, after its effective date, a registration statement ceases to be effective for more than an aggregate of 40 trading days in any 12-month period, we have agreed to pay each preferred shareholder an amount as liquidated damages equal to 1.5% of the aggregate investment amount originally paid by the holder for shares pursuant to the securities purchase agreement and on each monthly anniversary of our failure to effect such registration (in the aggregate, this equates to approximately $9,000 per day).  There is no cap on the amount of liquidated damages we may be required to pay under this agreement.

We have also agreed to customary provisions with respect to the indemnification of investors, their officers, directors, agents, investment advisors, partners, members and employees and controlling persons against losses and expenses incurred or arising out of untrue or alleged untrue statements of material fact in any registration statement or prospectus, and the holders have agreed to indemnify our company, directors, officers, agents, employees and controlling persons against losses arising out of an investor’s failure to comply with prospectus delivery requirements or any untrue statement of material fact in any registration statement or prospectus furnished by an investor in writing for use therein.

We will disclose in future filings the significant terms of our registration rights agreement and the fact that there is no maximum penalty associated with our failure to comply with terms of this agreement.

•                  Please revise your balance sheet in future filings to state, if true, that the 5% series A convertible preferred stock is redeemable.

We will revise our balance sheet in future filings to describe our preferred stock as “5% series A redeemable, convertible preferred stock.”

•                  Please tell us and disclose in future filings the significant terms of each settlement alternative and the identification of the entity that controls the settlement alternative.

The significant terms of each settlement alternative, including the entity that controls such alternative, are set forth below.  We will include this description in our future filings:

The preferred stock is convertible into common stock at the then applicable conversion ratio, at the option of a holder, at any time.  In general, the number of shares of common stock that may be acquired by a holder upon any conversion of preferred stock is limited to the extent necessary to ensure that, following such conversion, the total number of shares then beneficially owned by such holder does not exceed 9.999% of the total number of issued and outstanding shares of common stock.

All, but not less than all, of the outstanding preferred stock also is convertible into common stock at the then applicable conversion ratio, at our option, in either of the following scenarios:  if (A) following the second anniversary of the issuance of the preferred stock, (1) the daily volume weighted average price of the common stock for each of 20 consecutive trading days is greater than $1.50, (2) the daily trading volume of the common stock on its trading market is at least 40,000 shares during such period, and (3) all of the equity conditions (as defined) are satisfied, or (B) we close an underwritten public offering of our common stock at a price per share of at least $4.00 and receive gross proceeds in such offering of not less than $15,000,000.  If the 9.999% limitation described above would restrict the ability of a holder to convert the full amount of its preferred stock, then the conversion notice we would send to such holder would be deemed automatically amended to apply only to such portion as may be converted.

Upon any liquidation, dissolultion or winding-up, whether voluntary or involuntary, by operation of law or otherwise, the holders of the preferred stock would be entitled to receive out of our assets for each share of preferred stock an amount equal to the stated value per share before any distribution or payment is made to the holders of any junior securities.

In addition, at each holder’s option and request, any successor to our company or surviving entity in a fundamental transaction (as defined), will either issue to such holder shares of preferred stock having rights, priviledges and preferences substantially similar to the rights, priviledges and preferences of the preferred stock, or purchase the preferred stock from the holder for a purchase price equal to the sum of (1) the greater of (A) the stated value of the preferred stock held by such holder and (B) the stated value of the preferred stock divided by the applicable conversion price multiplied by the applicable closing price, and (2) all then accrued and unpaid dividends, liquidated damages and other amounts owing in respect of such preferred stock.

2.                                      Please respond to the following comments with respect to the warrants:

•                  Please tell us and disclose in future filings the valuation method and significant assumptions used for the warrant liability.  Due to the significance of the valuation to your financial statements, please similarly revise future filings on Form 10-QSB to include this information.

We measured the fair value of the warrant liability using the Black Scholes option pricing model. We will continue to value the warrants using this model in future periods. We believe this is the appropriate valuation model because the redemption terms of the warrants provide for the holders to put them to our company at their fair value as measured using the Black Scholes model.  The assumptions used to value the warrants when they were issued on April 1, 2005 and when they were valued at the end of our 2005 fiscal year (April 30, 2005) are as follows:

April 1, 2005 and April 30, 2005
Term	5 years
Expected volatility	116%
Risk-free interest rate	4.24%
Expected dividend yield	0

We will disclose in our future filings that we used the Black Scholes option pricing model to determine the fair value of the putable warrants and we will disclose the significant assumptions that we used to value the warrants.

•                  We note, from the disclosure on page 24, that you recognized the excess of the fair value of the warrants over the proceeds received as an interest charge of $4,266,047 in the quarter and fiscal year ended April 30, 2005.  You recognized an additional charge of $5,721,562 to other expense during the fourth quarter and year ended April 30, 2005, to reflect the increase in the fair value of the warrants from the date of the closing through April 30, 2005.  Please tell us why the initial charge to record the excess of fair value on

April 1, 2005 when you sold the preferred stock and warrants was classified as interest expense and why the charge to record the fair value of the warrants as of April 30, 2005 was classified as other expense.

We recognized the excess of the fair value of the warrants over the transaction proceeds as a charge to interest expense upon closing of the transaction on April 1, 2005, and we recognized the subsequent increase in the fair value of the warrants at April 30, 2005 as a charge to other expense.  We followed this accounting treatment because we viewed the initial charge to reflect a cost of obtaining the funds received in the initial transaction, while we view subsequent changes in the fair value of the warrant liability to be a change in fair value of the derivative instrument (consistent with paragraph 18(a) of SFAS 133).  We note that the classification of these charges has been fully disclosed and neither classification impacts our reported loss from operations.

•                  Please tell us and disclose in future filings the significant terms of each settlement alternative for the warrants and the identification of the entity that controls the settlement alternative.

The significant terms of each settlement alternative, including the entity that controls such alternative, are set forth below.  We will include this description in our future filings:

The warrants are exercisable for common stock at the then applicable exercise price, at the option of a holder, at any time through and including their expiration date.  In general, the number of shares of common stock that may be acquired by a holder upon any exercise of the warrants is limited to the extent necessary to ensure that, following such exercise, the total number of shares then beneficially owned by such holder does not exceed 9.999% of the total number of issued and outstanding shares of common stock.

We may not call or redeem any portion of the warrants without the prior written consent of the affected holder.

At each holder’s option and request, any successor to our company or surviving entity in a fundamental transaction (as defined), will either (1) issue to such holder a new warrant substantially in the form of the warrant, or (2) purchase the warrant from the holder for a purchase price equal to the Black Scholes value of the remaining unexercised portion of the warrant.

•                  We note, from page 29, that if you were to issue additional equity securities at a per share price lower than the exercise price of the warrants issued with the preferred stock, then the exercise price of such warrants would automatically adjust downward to be equal to the common stock equivalent price of such newly-issued securities and an additional charge would be recorded.  Please tell us and disclose in future filings the terms related to changes in the exercise price of the warrants.  Tell us how you will account for and measure those charges.

The terms related to changes in the exercise price of the warrants are set forth below.  We will include this description in our future filings:

If we, at any time while the warrants are outstanding, issue any common stock or any common stock equivalents entitling any person to acquire shares of common stock at a price per share less than the exercise price, then the exercise price will automatically adjust to the lowest conversion, exchange or purchase price for such common stock or common stock equivalents.

In addition, the following events could result in a reduction to the exercise price of the warrants:  (1) stock dividends and splits, (2) changes in the exercise or conversion price of outstanding warrants, rights, options or convertible securities, and (3) fundamental transactions (as defined), including a merger, consolidation, sale of substantially all assets, tender offer, exchange offer, reclassification of our common stock, or compulsory share exchange.

The following issuances are excepted from application of these anti-dilution provisions:  (1) issuances of securities upon the exercise or conversion of any common stock or common stock equivalent issued prior to the issuance of the preferred stock, (2) grants of common stock equivalents under duly authorized stock option, restricted stock or stock purchase plans, and the issuance of common stock in respect thereof, (3) issuances of securities pursuant to the transaction documents (as defined), (4) the issuance of up to an aggregate of 1,680,000 shares of common stock underlying warrants to our placement agent and finder as compensation in connection with the issuance of the preferred stock, (5) the issuance of an aggregate of 10,000,000 shares of common stock or common stock equivalents in connection with strategic transactions (as defined), of which up to 3,000,000 shares of common stock or common stock equivalents may be issued in connection with strategic transactions not approved by our shareholders, (6) the issuance of up to an aggregate of 1,000,000 shares of common stock or common stock equivalents to our primary landlord in connection with any restructuring of our headquarter’s lease, and (7) the issuance of up to an aggregate of 8,171,000 shares of common stock pursuant to options that may be issued to members of our management.

As the events that could trigger a reduction in the exercise price are contingent and currently not probable there has been no reduction to the exercise price of the warrants to date.  In the event that one of the events described above becomes probable, the measurement of the effect of the change in the exercise price of the warrant liability will be measured and recorded through our periodic mark-to-market adjustment of the warrant liability.

If applicable, we will separately disclose the impact of reductions of the exercise price on the warrant value from the impact of changes in market value of our common stock or other Black Scholes assumptions.

3.                                      Please refer to prior comment 1 from our September 1, 2005 letter and your response letter dated September 14, 2005.  Your response indicates that upon adoption of DIG Issue B38, you believe it is possible that the put obligation applicable to the preferred stock may need to be bifurcated and carried at fair value.  Please respond to the following comments with respect to the put right embedded in the preferred stock.

•                  In future filings please include all of the disclosures required by SAB Topic 11.M, Disclosure of the Impact that Recently Issued Accounting Standards Will Have on the Financial Statements of the Registrant When Adopted in a Future Period.

As noted in the response below, we do not believe that DIG Issue B38 is applicable to the put obligation embedded in the preferred stock.  However, we will include in our future filings the disclosures required by SAB Topic 11. M.  Specifically, we will disclose the primary provisions of DIG Issue B38 and we will indicate that we do not believe that it will have any impact on our accounting for the preferred stock.

•                  Please reconcile the effectiveness date of DIG Issue B38 (the first day of the first quarter beginning after December 15, 2005) with the date in your response.

We acknowledge that the appropriate effective date of DIG Issue B38 is the first day of the first fiscal quarter beginning after December 15, 2005.

•                  We note that DIG Issue B38 may not be applied by analogy to an embedded put or call option in a hybrid instrument that does not contain a debt host contract.  Please tell us your consideration of this scope limitation to your preferred stock instrument.

We acknowledge that DIG Issue B38 may not be applied by analogy to an embedded put or call option in a hybrid instrument that does not contain a debt host contract.  As noted in our response to the Staff’s comment 1 above, we have concluded that the preferred stock instrument is an equity host contract.  Accordingly, we have concluded that DIG Issue B38 will not apply to the put obligation embedded in our preferred stock.

•                  If you determine that DIG Issue B38 is not applicable to this contract, please tell us in more detail about your analysis under paragraphs 12(c), 6(c) and 9(a) of SFAS 133 and why you believe that the terms do not require or permit net settlement.  For instance, discuss in more detail how you considered and applied paragraph 9(a) of SFAS 133.

As noted in our response above, we have determined that the DIG Issue B38 is not applicable to the put obligation embedded in our preferred stock.  As noted in our response to the Staff’s comment 1 above, we have concluded that the conversion option is clearly and closely related to the preferred stock equity host contract.  Based upon this conclusion, we believe that the embedded conversion option should not be separated from the preferred stock equity host and that further analysis of paragraphs 12(c), 6(c) and 9(a) of SFAS 133 is not applicable or warranted.

4.                                      Please refer to prior comment 1 from our September 1, 2005 letter and your response letter dated September 14, 2005.  We note that because you did not consider the conversion feature of the preferred stock as a separate derivative under SFAS 133, you evaluated the beneficial conversion feature under EITFs 98-5 and 00-27.  We also note from your response that the potential beneficial conversion value at the commitment date was $32.1 million.  In future filings please disclose the excess of the aggregate fair value of the instrument that the holder would receive upon conversion over the proceeds received and allocated to the preferred stock.  See paragraph 7 of EITF 98-5.

In our future filings we will disclose, in accordance with paragraph 7 of EITF 98-5, the excess of the aggregate fair value of the common stock that the holder would receive at conversion over the proceeds received in the April 1, 2005 preferred stock transaction.

Form 10-KSB/A for the Fiscal Year Ended April 30, 2005

5.                                      We see you filed this amendment to your Form 10-KSB/A on August 25, 2005.  Please tell us the reason this amendment was filed.  Specifically tell us the nature of any changes (from your previously filed Form 10-KSB) to the amounts and disclosures in the amendment.

Consider the need to revise the cover of the filing to disclose the reason for amendment and whether Item 5 and Item 7 need to be filed in their entirety rather than portions thereof.

As set forth in our transmittal letter accompanying the Form 10-KSB/A, the amendment was filed to correct a transposition error in MD&A relative to the provision recorded during fiscal year 2005 to reduce the carrying value of heart valves.  The accurate entry, $2,573,656, was originally presented as $2,753,656 in two locations on page 20 of the Form 10-KSB.  In addition, the amendment was filed to correct an erroneous caption on a chart within footnote 4 to our financial statements.  In particular, the filing amended the captions on the chart that presented valve business revenue and loss before income taxes included in discontinued operations.

Concurrent with the filing of this response letter, we are filing another amendment to our Form 10-KSB.  This amendment will set forth the reasons for such amendment on its cover and will restate the entirety of the items being amended.  This amendment will also address certain additional typographical errors.

Form 10-QSB for the Quarterly Period Ended July 31, 2005

Financial Statements, page 3

Note 4, Earnings (loss) per Share, page 7

6.                                      Please respond to the following comments:

•                  Please show us how you determined the diluted earnings per share from continuing operations of $0.24 for the three months ended July 31, 2005.  It appears that this amount does not reflect an adjustment to the numerator of your calculation for the mark-to-market adjustment related to the warrant liability.

•                  Please tell us and disclose in future filings the method used to determine your diluted earnings (loss) per share, including how you consider the impact of the shares or cash issuable under your warrant liability and the associated amount of the mark-to-market adjustment each period.  Please tell us and disclose why you selected the method and your consideration of the underlying settlement rights.  For example, disclose if true, that the accounting policy is based upon an instrument that gives the holder the right to require settlement in cash or shares.  Please refer to paragraph 29 of SFAS 128 and EITF Topic D-72.

We acknowledge that the numerator used to calculate dilutive earnings per share from continuing operations for the three months ended July 31, 2005 did not include the mark-to-market adjustment related to the warrant liability. Concurrent with the filing of this response letter, we will file an amendment to our Form 10-QSB for the three months ended July 31, 2005.  The correct dilutive loss per share from continuing operations should be $(.06).

Further information regarding the method used to determine diluted earnings (loss) per share is set forth below.  We will include this description in our future filings:

The warrants are considered a common stock equivalent as they are potentially dilutive because they can be settled in common stock.  With respect to the numerator, the mark-to-market effect is considered a reconciling item for the dilutive earnings per share calculation similar to other convertible financial instruments.  Similarly the denominator includes a reconciling item for the effect of the conversion of the warrants to common stock. The above is consistent with SFAS 128, paragraph 29 which states that “if an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder, the determination of whether that contract shall be reflected in the computation of diluted EPS shall be made based on the facts available each period. It shall be assumed that the contract will be settled in common stock and resulting potential common shares included in diluted EPS (in accordance with the relevant provisions of this Statement) if the effect is more dilutive. A contract that is reported as an asset or liability for accounting purposes may require an adjustment to the numerator for any changes in income or loss that would result if the contract had been reported as an equity instrument for accounting purposes during the period.”

If you require any additional information or have any questions, please call me at (651) 234-6699, or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Sincerely,

/s/ John H. Jungbauer
John H. Jungbauer
Vice President, Finance and Chief Financial Officer

cc:	Marc P. Flores
Avron L. Gordon, Esq.
Brett D. Anderson, Esq.